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----------      UNITED STATES SECURITIES AND EXCHANGE COMMISSION
  FORM 3                     Washington, D.C. 20549                             ------------------------------
----------                                                                               OMB APPROVAL
                                                                                ------------------------------
             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES            OMB Number:       3235-0104
                                                                                Expires:   December 31, 2001
                                                                                Estimated average burden
                                                                                hours per response........ 0.5
                                                                                ------------------------------

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
(Print or Type Responses)        Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                         Section 30(f) of the Investment Company Act of 1940
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
1.  Name and Address of Reporting Person* 2. Date of Event        4. Issuer Name and Ticker or Trading Symbol
                                             Requiring Statement
                                             (Month/Day/Year)        Corrections Corporation of America (CXW)
   Income Opportunity Fund I LLC
------------------------------------------                       ------------------------------------------------------------------
   (Last)         (First)         (Middle)                        5. Relationship of Reporting   6. If Amendment, Date of
                                                                     Person(s) to Issuer            Original (Month/Day/Year)
                                             11/02/00                (Check all applicable)
                                          -----------------------
c/o Millennium Partners                   3. I.R.S. Identification                              ------------------------------------
1995 Broadway                                Number of Reporting     |_| Director  |X|10% Owner  7. Individual or Joint/Group Filing
------------------------------------------   Person, if an entity    |_| Officer   |_|Other         (Check Applicable Line)
              (Street)                       (voluntary)                 (give        (specify       |_| Form filed by One Reporting
                                                                          title below) below)            Person
                                                                                                     |X| Form filed by More than One
                                                                    May be deemed to be part             Reporting Person
New York       NY                  10023                              of a 13(d) group.
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(City)       (State)               (Zip)
                                                                  Table I - Non-Derivative Securities Beneficially Owned
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1. Title of Security                         2. Amount of Securities  3. Ownership        4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                                   Beneficially Owned       Form: Direct        (Instr. 5)
                                                (Instr. 4)               (D) or Indirect
                                                                         (I) (Instr. 5)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).


                Potential persons who are to respond to the collection of information contained in this form are not          (Over)
                required to respond unless the form displays a currently valid OMB control number.                   SEC 1473 (3-99)
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FORM 3 (continued)

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FORM 3 (continued)                      Table II - Derivative Securities Beneficially Owned
                                   (e.g. puts, calls, warrants, options, convertible securities)
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
1. Title of Derivative   2. Date Exer-       3. Title and Amount of Securities  4. Conver-   5. Owner-      6. Nature of Indirect
   Security                 cisable and         Underlying Derivative Security     sion or      ship           Beneficial Ownership
   (Instr. 4)               Expiration          (Instr. 4)                         Exercise     Form of        (Instr. 5)
                            Date                                                   Price of     Deriv-
                            (Month/Day/Year)                                       Deriv-       ative
                         -------------------------------------------------------   -ative       Security:
                           Date     Expira-                             Amount     Security     Direct
                           Exer-    tion                                or                      (D) or
                           cisable  Date               Title            Number                  Indirect
                                                                        of                      (I)
                                                                        Shares                  (Instr. 5)

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10% convertible
subordinated notes
due 2008                   1/1/01   12/31/08  Common stock, par value   1,307,417  (1)          (2)(5)               (2)(5)
                                              $.01 per share
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10% convertible
subordinated notes
due 2008                   1/1/01   12/31/08  Common stock, par value   1,307,416  (1)          (3)(5)               (3)(5)
                                              $.01 per share
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10% convertible
subordinated notes
due 2008                   1/1/01   12/31/08  Common stock, par value   840,404    (1)          (4)(5)               (4)(5)
                                              $.01 per share
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Explanation of Responses:

(1) $84.04040 shares of common stock, par value $.01 per share, per $1,000 principal amount of 10% convertible subordinated notes due 2008.

(2) These securities are directly owned by Income Opportunity Fund I LLC ("IOF"). Millennium Development Partners V LLC ("MDP V")
has an indirect beneficial interest in these securities in its capacity as managing member of IOF. Christopher M. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MDP V.

(3) These securities are directly owned by Millennium Holdings III LLC ("MH III"). Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MH III.

(4) These securities are directly owned by Millennium Holdings II LLC ("MH II"). Mr. Jeffries has an indirect beneficial interest in these securities in his capacity as the controlling member of MH II.

(5) All reporting persons disclaim beneficial ownership in the securities of the issuer except to the extent of their pecuniary interest, if any, therein.

**  Intentional misstatements or omissions of facts                                  INCOME OPPORTUNITY FUND I LLC
    constitute Federal Criminal Violations.                                          By:  MILLENNIUM DEVELOPMENT PARTNERS V LLC, its
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                             managing member

Note: File three copies of this Form, one of which must be manually signed.               By: /s/ Steven L. Hoffman
      If space is insufficient, See Instruction 6 for this procedure.                         ---------------------
                                                                                              Name:   Steven L. Hoffman
                                                                                              Title:  Vice President
Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently        Date:     December 20, 2001
valid OMB Number.                                                                              -------------------


                                                                                                                         Page 2 of 3
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                   CONTINUATION SHEET RELATING TO JOINT FORM 3
                     FILED BY INCOME OPPORTUNITY FUND I LLC



                             JOINT FILER INFORMATION



DESIGNATED FILER:                       Income Opportunity Fund I LLC



ISSUER & TICKLER SYMBOL:                Corrections Corporation of America (CXW)



DATE OF EVENT REQUIRING
  STATEMENT:                            11/02/00



OTHER REPORTING PERSONS:

1. Millennium Development Partners V LLC
   c/o Millennium Partners
   1995 Broadway
   New York, NY 10023

   By:   /s/ Steven L. Hoffman
       ------------------------------
       Name:   Steven L. Hoffman
       Title:  Vice President

2. Millennium Holdings II LLC
   c/o Millennium Partners
   1995 Broadway
   New York, NY 10023

   By:   /s/ Steven L. Hoffman
       ------------------------------
       Name:   Steven L. Hoffman
       Title:  Vice President

3. Millennium Holdings III LLC
   c/o Millennium Partners
   1995 Broadway
   New York, NY 10023

   By:   /s/ Steven L. Hoffman
       ------------------------------
       Name:   Steven L. Hoffman
       Title:  Vice President

4. Christopher M. Jeffries
   c/o Millennium Partners
   1995 Broadway
   New York, NY 10023

        /s/ Christopher M. Jeffries
       ------------------------------